UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  31 )*

Papa John’s International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

698813 10 2

 (CUSIP Number)

Aaron Thompson, 11411 Park Road, Anchorage, KY 40223 (502) 253-4348

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John H. Schnatter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,967,243
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 9,965,127
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,967,243
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.09125%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 The percentages reported in this Schedule 13D/A are based upon 32,058,034 shares of common stock outstanding (comprised of (a) 31,541,761 shares of common stock outstanding as of October 30, 2018 (according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 6, 2018) and (b) 516,273 shares of common stock issuable upon vested stock options owned by the Reporting Person).

Item 1. Security and Issuer

See cover page.

Item 2. Identity and Background

(a)	John H. Schnatter

(b)	11411 Park Road, Anchorage, KY 40223

(c)	Mr. Schnatter is the founder and a director of the Issuer.

(d)	During the last five years, Mr. Schnatter has not been convicted in a criminal proceeding.

(e)	During the last five years, Mr. Schnatter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Schnatter is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

No change from Amendment No. 30.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows.

As stated in Amendment No. 28, Mr. Schnatter previously filed a complaint in the Court of Chancery of the State of Delaware against the Issuer and its directors alleging that they have breached their fiduciary duties and also seeking to invalidate and enjoin aspects of the Issuer’s rights agreement, dated as of July 22, 2018 (as amended, the “Rights Plan” or the “Poison Pill”). On February 18, 2019, Mr. Schnatter filed an amended complaint against the Issuer and certain of its directors (the “Amended Complaint”) under seal. The Amended Complaint seeks, on an expedited basis, (i) invalidation of the Rights Plan or, in the alternative, invalidation of the “acting in concert” provision of the Rights Plan, (ii) invalidation of certain voting commitments contained in the governance agreement, dated February 4, 2019 (the “Governance Agreement”), between the Issuer and certain funds affiliated with, or managed by, Starboard Value LP (collectively, the “Starboard Entities”), which was entered into in connection with the Starboard Entities’ purchase of stock from the Issuer as previously announced by the Issuer on February 4, 2019 (the “Starboard Transaction”), and (iii) additional related relief. The litigation remains ongoing. Mr. Schnatter may seek to further amend the Amended Complaint as the facts develop.

The Amended Complaint alleges, among other things, that:

•	in the absence of Court intervention to invalidate certain aspects of the Poison Pill and the Governance Agreement on an expedited basis, Mr. Schnatter, the Company and its stockholders, employees and franchisees will be subject to continuing and irreparable harm;
•	the Poison Pill prevents Mr. Schnatter from interacting with, or perhaps even contacting, any other stockholder regarding critical corporate matters, such as the upcoming election of directors at the Issuer’s 2019 annual meeting of stockholders;
•	the Poison Pill prevents Mr. Schnatter from talking to potential director nominees, lenders or financial partners that hold any stock in the Company, lest they risk being deemed by the Board of Directors of the Issuer, in its sole discretion, to be “Acting in Concert” and trigger the Poison Pill; and
•	the other directors of the Issuer have improperly entrenched themselves, including by causing the Issuer to enter into the Governance Agreement which requires the Starboard Entities to vote in favor of the nominees selected by the Issuer’s Board of Directors and generally in accordance with the Issuer’s Board of Directors’ recommendations on most other matters.

Mr. Schnatter filed the Amended Complaint based on his belief that the operation of the Rights Plan, the dilution he suffered as a result of the Starboard Transaction and the voting agreements contained in the Governance Agreement constitute a breach of fiduciary duty by the Issuer’s other directors in office when those actions were taken.

A copy of the redacted, public version of the Amended Complaint is attached as Exhibit 99.2 and is incorporated herein by reference. The redacted, public version of the Amended Complaint was agreed to by the parties to the litigation and filed in the Court of Chancery of the State of Delaware on February 25, 2019.

Mr. Schnatter also intends to take such actions as he believes may be necessary to maintain his position on the Issuer’s Board of Directors.

Other than as set forth above and in prior filings made by Mr. Schnatter, Mr. Schnatter does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Schnatter may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	9,967,243 (31.09125%)

(b)	Sole voting power: 9,967,243

Shared voting power: 0

Sole dispositive power: 9,965,127

Shared dispositive power: 0

(c)	During the sixty days prior to this filing, Mr. Schnatter neither disposed of nor acquired any shares of Common Stock.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change from Amendment No. 30.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.2 – Public version of the Amended Complaint filed in the Court of Chancery of the State of Delaware, dated February 25, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAME

/s/ John H. Schnatter
Insert Name

John H. Schnatter
Insert Name/Title

February 26, 2019
Insert Date